UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 9, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 9, 2005

* Print the name and title of the signing officer under his signature
------

Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

DETAILED DRILLING BY ANOORAQ-ANGLO PLATINUM JOINT VENTURE
CONFIRMING CONTINUITY OF DRENTHE DEPOSIT

June 9, 2005 , Vancouver, BC - Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) announces additional assay results from an on-going multi-rig core drilling program at the Drenthe and Overysel North platinum group metals ("PGM") and nickel deposits, located on the Northern Limb of the Bushveld Complex, 250 kilometres north of Johannesburg, South Africa. The program is being carried out under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq (50%) and Anglo American Platinum Corporation Limited ("Anglo Platinum", 50%). The goal of the JV is to delineate and develop large-scale PGM deposits amenable to open pit mining.

Drilling during 2004 was very successful, tracing PGM mineralization for over 6.0 kilometres along the Platreef horizon, expanding the Drenthe deposit and resulting in the discovery of the new Overysel North deposit. Significant indicated and inferred mineral resources were outlined in the two deposits, as announced in November 2004. The 2004 program continued to mid-December and comprised 36,890 metres of NQ core in 182 holes (PR51 to PR234).

The 2005 infill drilling program, which began in January, is focused on the Drenthe deposit. The drilling program has proceeded at 50-metre intervals along 50-metre spaced lines. Drilling is designed to increase the confidence in a significant portion of the deposit, in order to define measured mineral resources and to advance the project toward a Bankable Feasibility Study. Pre-feasibility studies are underway concurrently with the 2005 drilling program. The drilling program is scheduled to be completed in June, followed by completion of the Pre-feasibility Study in the third quarter.

To date, 23,690 metres in 129 drill holes (PR235 to PR364) have been drilled in the 2005 program. Results have been received and compiled for holes PR235 to PR316. Representative results compiled from the 2005 holes are listed in the table of Boikgantsho Assay Results - 2005 (attached). Results from the 2005 and 2004 programs, and a map showing the locations of the holes in the Drenthe deposit are posted on Anooraq's website.

The 2005 results are continuing to demonstrate the continuity of the open pit type PGM mineralization within the Drenthe deposit. Highlights include: 2.58 g/t 3PGM, 0.25% Ni and 0.16% Cu over 30.0 metres in hole PR-240; 1.47 g/t 3PGM, 0.17% Ni and 0.11% Cu over 60.9 metres in hole PR-274; 2.07 g/t 3PGM, 0.24% Ni and 0.16% Cu over 22.2 metres in hole PR-283; 1.60 g/t 3PGM, 0.20% Ni and 0.14% Cu over 40.0 metres in hole PR-285; 1.17 g/t 3PGM, 0.27% Ni and 0.20% Cu over 64.9 metres in hole PR-294; and 2.59 g/t 3PGM, 0.24% Ni and 0.15% Cu over 20.1 metres in hole PR-307.

Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the drilling program. Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples are sent to Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed. For the 2005 program, a duplicate of one in every 20 samples is sent to Set Point Laboratories in Johannesburg, South Africa for checks of the analyses for Pt, Pd, Au, Cu and Ni.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limb of the Bushveld, the Company holds a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. Anooraq is the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE entity and direct access to financing opportunities through North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

The TSX Venture Exchange or the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Indicated and Inferred Resources

This news release also uses the terms "indicated resources" and "inferred resources". Anooraq advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition,"inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
BOIKGANTSHO ASSAY TABLE - 2005
Hole Number	From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt g/tonne	Pd g/tonne	Au g/tonne
PR-240	29.00	59.00	30.00	98.4	2.58	0.25	0.16	1.13	1.28	0.17
PR-241	203.77	226.00	22.23	72.9	1.36	0.15	0.10	0.60	0.64	0.13
PR-244	9.97	20.00	10.03	32.9	2.44	0.35	0.25	0.89	1.29	0.26
PR-244	53.17	77.00	23.83	78.2	2.21	0.23	0.16	0.93	1.10	0.19
PR-244	70.00	72.55	2.55	8.4	6.20	0.66	0.49	2.39	3.12	0.69
PR-245	19.76	34.04	14.28	46.9	0.90	0.14	0.10	0.37	0.46	0.06
PR-246	0.90	9.54	8.64	28.3	1.77	0.32	0.19	0.92	0.71	0.14
PR-248	0.00	10.00	10.00	32.8	2.03	0.22	0.16	1.16	0.63	0.26
PR-249	14.82	23.00	8.18	26.8	2.24	0.24	0.15	1.00	1.04	0.20
PR-249	171.38	181.00	9.62	31.6	2.33	0.23	0.15	0.97	1.19	0.16
PR-250	193.12	225.00	31.88	104.6	1.06	0.12	0.08	0.42	0.55	0.09
PR-251	75.00	106.00	31.00	101.7	1.37	0.16	0.11	0.53	0.74	0.10
PR-251	140.58	158.00	17.42	57.2	1.55	0.17	0.10	0.69	0.71	0.15
PR-252	38.00	55.00	17.00	55.8	1.41	0.17	0.11	0.54	0.75	0.12
PR-252	94.00	116.00	22.00	72.2	1.92	0.20	0.14	0.88	0.89	0.15
PR-253	33.48	40.00	6.52	21.4	1.87	0.27	0.19	0.84	0.74	0.29
PR-253	53.00	86.00	33.00	108.3	1.47	0.16	0.11	0.61	0.74	0.12
PR-254	65.00	73.77	8.77	28.8	1.95	0.17	0.06	0.95	0.91	0.10
PR-255	61.00	93.00	32.00	105.0	1.83	0.16	0.11	0.73	0.98	0.12
PR-256	54.00	74.00	20.00	65.6	1.87	0.20	0.14	0.73	1.02	0.12
PR-259	108.00	120.00	12.00	39.4	1.58	0.17	0.11	0.61	0.86	0.12
PR-259	155.55	188.00	32.45	106.5	1.69	0.18	0.12	0.71	0.82	0.15
PR-260	38.00	48.12	10.12	33.2	1.91	0.20	0.13	0.83	0.91	0.17
PR-261	8.62	23.64	15.02	49.3	1.72	0.12	0.09	0.89	0.65	0.18
PR-261	67.00	75.00	8.00	26.2	1.91	0.20	0.12	0.77	1.00	0.14
PR-261	106.98	139.00	32.02	105.1	1.86	0.18	0.12	0.87	0.78	0.22
PR-263	15.32	31.00	15.68	51.4	1.61	0.16	0.12	0.66	0.83	0.13
PR-264	39.00	58.00	19.00	62.3	1.34	0.12	0.08	0.52	0.73	0.09
PR-265	26.91	65.00	38.09	125.0	1.56	0.17	0.11	0.68	0.73	0.15
PR-267	6.78	34.00	27.22	89.3	1.58	0.19	0.14	0.84	0.58	0.17
PR-267	43.00	53.61	10.61	34.8	1.55	0.17	0.11	0.65	0.80	0.10
PR-267	59.00	71.00	12.00	39.4	1.97	0.23	0.15	0.80	1.00	0.17
PR-268	49.00	64.00	15.00	49.2	1.85	0.20	0.13	0.80	0.88	0.16
PR-269	191.76	208.00	16.24	53.3	1.65	0.18	0.13	0.69	0.82	0.14
PR-269	226.30	244.00	17.70	58.1	1.24	0.14	0.09	0.52	0.62	0.11
PR-274	176.08	237.00	60.92	199.9	1.47	0.17	0.11	0.62	0.72	0.13
PR-275	0.88	29.00	28.12	92.3	1.59	0.21	0.14	0.76	0.65	0.18
PR-276	52.00	59.00	7.00	23.0	2.67	0.21	0.13	1.43	1.04	0.21
PR-278	93.84	113.00	19.16	62.9	1.35	0.15	0.10	0.54	0.71	0.10
PR-278	166.00	174.00	8.00	26.2	1.73	0.19	0.13	0.75	0.78	0.21
PR-279	63.27	75.00	11.73	38.5	2.26	0.23	0.15	0.94	1.12	0.20
PR-280	14.42	28.00	13.58	44.6	1.52	0.17	0.11	0.61	0.80	0.11
PR-280	70.00	71.00	1.00	3.3	30.96	0.76	1.40	22.19	8.30	0.47
PR-281	3.46	18.00	14.54	47.7	1.23	0.26	0.21	0.51	0.50	0.23
PR-281	44.90	71.46	26.56	87.1	1.81	0.26	0.19	0.75	0.89	0.17
PR-281	234.00	272.00	38.00	124.7	1.62	0.17	0.11	0.66	0.83	0.13
PR-282	0.00	14.00	14.00	45.9	1.59	0.15	0.11	0.63	0.84	0.11
PR-282	19.00	33.80	14.80	48.6	2.39	0.22	0.17	1.07	1.11	0.21
PR-282	79.00	90.00	11.00	36.1	1.98	0.24	0.17	0.80	1.01	0.17
PR-282	161.27	184.00	22.73	74.6	1.77	0.21	0.14	0.71	0.92	0.14
PR-282	188.00	201.00	13.00	42.7	1.94	0.20	0.13	0.84	0.91	0.19
PR-282	223.00	248.00	25.00	82.0	1.36	0.15	0.09	0.55	0.70	0.11
PR-283	0.98	20.15	19.17	62.9	1.24	0.15	0.13	0.52	0.62	0.10
PR-283	111.83	134.00	22.17	72.7	2.07	0.24	0.16	0.82	1.09	0.16
PR-284	122.00	134.00	12.00	39.4	1.19	0.14	0.10	0.48	0.60	0.11
PR-284	168.00	183.00	15.00	49.2	1.10	0.14	0.10	0.44	0.58	0.08
PR-285	0.00	40.00	40.00	131.2	1.60	0.20	0.14	0.75	0.70	0.15
PR-285	85.00	103.00	18.00	59.1	1.19	0.15	0.09	0.47	0.63	0.08
PR-285	118.00	134.50	16.50	54.1	1.40	0.17	0.12	0.57	0.72	0.11
PR-289	114.00	135.20	21.20	69.6	1.47	0.18	0.13	0.48	0.88	0.12
PR-289	232.91	263.00	30.09	98.7	1.46	0.17	0.11	0.59	0.75	0.12
PR-290	63.00	69.00	6.00	19.7	2.67	0.30	0.15	1.04	1.43	0.19
PR-291	105.00	123.00	18.00	59.1	1.55	0.17	0.11	0.64	0.78	0.14
PR-291	136.58	168.00	31.42	103.1	1.35	0.17	0.11	0.57	0.68	0.11
PR-292	57.00	66.00	9.00	29.5	1.97	0.16	0.10	0.80	0.98	0.20
PR-292	77.00	96.00	19.00	62.3	3.04	0.24	0.17	1.34	1.53	0.17
PR-292	171.87	185.00	13.13	43.1	2.13	0.24	0.17	0.84	1.06	0.23
PR-293	231.00	259.00	28.00	91.9	1.40	0.17	0.11	0.55	0.74	0.12
PR-294	51.13	116.00	64.87	212.8	1.17	0.27	0.20	0.45	0.59	0.13
PR-294	285.00	315.21	30.21	99.1	1.88	0.21	0.12	0.76	0.97	0.14
PR-294	351.12	363.00	11.88	39.0	1.43	0.19	0.10	0.59	0.74	0.11
PR-296	18.03	27.46	9.43	30.9	1.91	0.23	0.17	0.85	0.91	0.16
PR-296	32.00	37.00	5.00	16.4	3.38	0.25	0.19	1.36	1.69	0.33
PR-296	43.00	63.00	20.00	65.6	1.78	0.20	0.13	0.75	0.91	0.11
PR-296	124.00	140.00	16.00	52.5	1.69	0.22	0.12	0.65	0.92	0.12
PR-297	160.53	180.00	19.47	63.9	1.79	0.20	0.12	0.68	0.96	0.15
PR-297	188.00	215.00	27.00	88.6	1.55	0.17	0.11	0.60	0.83	0.12
PR-299	90.00	101.00	11.00	36.1	2.18	0.18	0.10	0.83	1.24	0.11
PR-300	50.00	62.00	12.00	39.4	1.72	0.19	0.12	0.67	0.91	0.15
PR-301	9.32	18.18	8.86	29.1	1.81	0.21	0.16	0.73	0.94	0.14
PR-301	31.80	41.00	9.20	30.2	1.17	0.21	0.26	0.45	0.58	0.13
PR-306	292.07	306.00	13.93	45.7	1.44	0.18	0.11	0.55	0.79	0.11
PR-307	165.95	188.00	22.05	72.3	1.26	0.20	0.14	0.57	0.58	0.11
PR-307	206.00	217.00	11.00	36.1	1.48	0.23	0.14	0.61	0.77	0.11
PR-307	222.90	243.00	20.10	65.9	2.59	0.24	0.15	0.98	1.44	0.17
PR-308	44.08	54.26	10.18	33.4	2.38	0.21	0.15	0.96	1.24	0.18
PR-308	115.00	122.00	7.00	23.0	3.03	0.24	0.19	1.34	1.38	0.32
PR-308	158.00	176.00	18.00	59.1	2.05	0.25	0.20	0.86	1.07	0.13
PR-308	338.00	350.14	12.14	39.8	2.22	0.22	0.13	0.87	1.22	0.13
PR-310	42.00	117.00	75.00	246.1	1.34	0.16	0.11	0.55	0.69	0.10
PR-310	184.33	201.00	16.67	54.7	1.44	0.18	0.11	0.54	0.81	0.10
PR-310	210.00	223.00	13.00	42.7	1.30	0.16	0.09	0.51	0.70	0.10
PR-311	21.00	40.00	19.00	62.3	2.03	0.21	0.15	0.87	1.04	0.12
PR-311	151.00	166.00	15.00	49.2	1.56	0.20	0.13	0.60	0.82	0.14
PR-312	235.00	254.00	19.00	62.3	1.33	0.22	0.13	0.63	0.59	0.10
PR-312	287.00	295.00	8.00	26.2	2.55	0.21	0.12	0.94	1.45	0.15
PR-314	119.64	142.00	22.36	73.4	1.24	0.18	0.10	0.56	0.60	0.07
PR-314	168.87	186.00	17.13	56.2	2.36	0.22	0.14	0.83	1.34	0.20
PR-315	192.00	203.00	11.00	36.1	1.37	0.17	0.11	0.54	0.74	0.09
1PGM = Platinum + Palladium + Gold No significant results were encountered in holes PR-235, PR-237, PR-238, PR-257, PR-270, PR-272, PR-286, PR-287, PR-295, PR-305 and PR-309